UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
SQUARESPACE, INC.
(Name of the Issuer)
Squarespace, Inc.
(Name(s) of Person(s) Filing Statement)
Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share
Class C Common Stock, par value $0.0001 per share
(Title of Class of Securities)
85225A107
(CUSIP Number of Class of Securities)
Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York
10014
Tel: (646) 580-3456
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons
Filing Statement)
With copies to

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Srinivas Raju Nathaniel Stuhlmiller Richards, Layton & Finger, P.A. 920 North King Street Wilmington, Delaware 19801 Tel: (302) 651-7700

This statement is filed in connection with (check the appropriate box):
a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☒	A tender offer.
d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, this “Transaction Statement”), which is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of the Transaction Statement. Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Transaction Statement.
The information contained in the Schedule 14D-9 as amended by the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on October 15, 2024, a copy of which is filed as Exhibit (a)(2)(C) hereto, and the information contained in the Schedule TO as amended by the Tender Offer Statement (Amendment No. 4) on Schedule TO filed by Parent and Purchaser on October 15, 2024, a copy of which is filed as Exhibit (a)(1)(A) hereto, are incorporated herein by reference, and amend, supplement and restate, as the case may be, the Transaction Statement.

SCHEDULE 13E-3 ITEMS
Item 15.	Additional Information
Item 15 is hereby amended and supplemented to include the following:
The Offer expired as scheduled at one (1) minute after 11:59 p.m., New York City time, on October 11, 2024. The Depositary has indicated that, as of such time, a total of 46,971,451 shares of Class A Common Stock were validly tendered and not validly withdrawn pursuant to the Offer. The Shares validly tendered and not validly withdrawn pursuant to the Offer, together with the Shares constituting Owned Company Shares, satisfy the Minimum Condition. Specifically, (i) 46,971,451 Shares were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which together with the Owned Company Shares represent approximately 97.5% of the aggregate voting power of all issued and outstanding Shares, (ii) 46,015,331 Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which represent approximately 77.7% of the aggregate voting power of all issued and outstanding Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, (iii) the shares of Class B Common Stock constituting Owned Company Shares represent 100% of the aggregate voting power of all issued and outstanding shares of Class B Common Stock, and (iv) 46,971,451 shares of Class A Common Stock were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which, together with the shares of Class A Common Stock constituting Owned Company Shares represent approximately 84.4% of the aggregate voting power of all issued and outstanding shares of Class A Common Stock, in each case as of the Offer Acceptance Time, but excluding any Shares held in treasury by Squarespace as of the expiration of the Offer or any other Shares acquired by Squarespace prior to the expiration of the Offer (including any Shares acquired in connection with payment of the exercise price for the exercise of Squarespace Stock Options, and Tax withholding in connection with the exercise of Squarespace Stock Options or the settlement of Squarespace PSUs or Squarespace RSUs).
The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Parent has irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.
As a result of its acceptance of the Shares tendered in the Offer, Parent acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Squarespace pursuant to Section 251(h) of the DGCL. Accordingly, on October 17, 2024, Parent effected the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub merged with and into Squarespace, with Squarespace surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Parent in the Offer and certain Shares specified in the Merger Agreement (including Rollover Shares and Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL), was converted automatically into the right to receive $46.50 in cash, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (which is the same amount per Share paid in the Offer).
Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.
On October 14, 2024, Purchaser issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 16.	Exhibits
The following exhibits are filed herewith:

(a)(5)(K)	Joint Press Release issued by Squarespace and Buyer Parties on October 14, 2024 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 17, 2024

SQUARESPACE, INC.

By:	/s/ Courtenay O’Connor
	Name:	Courtenay O’Connor
	Title:	General Counsel and Secretary

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
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